SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of  April, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Aviva - Financial Impact on Delta Lloyd Sell Down

NOT FOR PUBLICATION OR DISTRIBUTION IN CANADA, JAPAN OR AUSTRALIA

12 April 2011

Aviva Announces Financial Impact of the Partial Disposal of Delta Lloyd Shares

•	Gross cash proceeds of £381 million enhance liquidity and further strengthen Aviva’s balance sheet

•	Offering will result in the deconsolidation of Delta Lloyd in Aviva’s financial accounts, which will reduce Aviva’s net asset value

•
Small increase in IGD Surplus had the Offering occurred on 31 December 2010 and broadly neutral impact on net Operational Capital Generation had the Offering been effected at the start of the financial year ended 31 December 2010

•	Pro forma Operating EPS in 2010 would have been 4% lower at 53.1 pence

The partial disposal of Aviva's stake in Delta Lloyd NV ("Delta Lloyd") at a price of €17.25 per share (the "Offering"), will result in gross cash proceeds of £381 million*. The Offering comprises 25 million Delta Lloyd ordinary shares, equivalent to 15.1% of the issued ordinary share capital (excluding treasury shares) and 14.0% of Delta Lloyd's voting rights.

Settlement of the Offering is conditional on the approval of Aviva shareholders which will be sought at an extraordinary general meeting of Aviva, expected to be held on 4 May 2011, with completion of the Offering deferred until 6 May 2011.

On completion, Aviva's remaining stake will comprise approximately 71.5 million Delta Lloyd ordinary shares, equivalent to 43.1% of Delta Lloyd's issued ordinary share capital (excluding treasury shares) and 40.0% of Delta Lloyd's voting rights.

Andrew Moss, group chief executive of Aviva, commented:

"I'm pleased with the success of this offering which represents a significant step forward in the delivery of our strategy."

Benefits for Aviva and its shareholders

Aviva believes that the Offering is consistent with the group's strategy of prioritising investment in twelve markets, which do not include the Benelux region.

The Offering will provide Aviva with: a strengthened balance sheet, reflecting the cash proceeds; reduced exposure to Delta Lloyd's investment portfolio; the opportunity to redeploy capital away from the Benelux region; and a continuation of the group's structural and portfolio transformation.

The cash proceeds will be held on the group's balance sheet as cash and cash equivalents, which will enhance the group's liquidity, thereby providing greater financial flexibility, and will be used for general corporate purposes.

Aviva believes that the Offering provides a strategic opportunity to realise value for its shareholders.  Through its remaining minority stake in Delta Lloyd, Aviva will retain a proportionate share in benefits accruing to shareholders generally.

Financial Impact of the Offering on Aviva

Had the Offering occurred on 31 December 2010, the group's IFRS equity attributable to the shareholders of Aviva would have been £11.9 billion, equivalent to 422 pence per ordinary share.  This represents a reduction of the group's IFRS equity attributable to the shareholders of Aviva of 7%.  Following the Offering, the group will hold less than 50% of the voting rights in Delta Lloyd and will deconsolidate the results of the Delta Lloyd group. Notwithstanding that Aviva will retain a 42.7% associate interest, deconsolidation results in a pro forma loss on the sale of the group's entire 57.6% interest of £336 million.  The remainder of the reduction in equity attributable to the shareholders of Aviva is due to the deconsolidation of the other reserves in Aviva's group balance sheet that relate to Delta Lloyd.  The impact on IFRS equity attributable to the shareholders of Aviva also reflects the addition of the retained 42.7% Delta Lloyd stake at market value plus net cash proceeds received from the Offering.

Had the Offering occurred at 31 December 2010, the group's MCEV equity attributable to the shareholders of Aviva would have been £15.2 billion, equivalent to 538 pence per ordinary share. This represents a reduction of the group's MCEV equity attributable to the shareholders of Aviva of 0.7%.

Had the Offering occurred at 31 December 2010, Aviva expects the group's IGD Surplus would have marginally improved as net cash proceeds from the Offering exceed the IGD Surplus contributed by the disposed stake in Delta Lloyd.

Furthermore, had the Offering and subsequent deconsolidation of Delta Lloyd occurred at 31 December 2010, it would have reduced the group's consolidated IFRS total assets by £57.8 billion from £370.1 billion to £312.3 billion, which primarily relates to Delta Lloyd's loans (including mortgages) and financial investments (including equities, corporate bonds and government bonds).

In the year ended 31 December 2010, Delta Lloyd contributed £536 million to the group's IFRS operating profit. Had the Offering been completed at the beginning of that financial period, the group's operating profit before tax for the year would have been reduced by 12.8% to £2,224 million, reflecting the deconsolidation of 100% of Delta Lloyd's IFRS operating profit and the inclusion of Aviva's retained interest in Delta Lloyd shown as income from an associate. This retained interest will be separately disclosed in the group's IFRS operating profit.

In the year ended 31 December 2010 the group had IFRS operating earnings per ordinary share of 55.1 pence.  Had the Offering been effected at the start of that financial period, the group's IFRS operating earnings per ordinary share would have reduced by 4% to 53.1 pence.

Had the Offering been effected at the start of the financial year ending on 31 December 2010, the Offering would have had a neutral impact on Aviva's net Operational Capital Generation.

A further announcement will be made when the circular, including a notice convening an extraordinary general meeting of Aviva, is posted to the shareholders.

Aviva has undertaken not to dispose of any further Delta Lloyd ordinary shares to any person outside the Aviva group without the consent of the bookrunners for a period of 90 days following completion, subject to certain limited exceptions.

Enquiries:

Media
Nigel Prideaux                                                                         +44 (0)20 7662 0215
Andrew Reid                                                                           +44 (0)20 7662 3131
Sue Winston                                                                           +44 (0)20 7662 8221

Analysts
Charles Barrows                                                                     +44 (0)20 7662 8115
Jonathan Price                                                                        +44 (0)20 7662 2111

Notes to editors:

Background on Aviva's investment in Delta Lloyd

•	Prior to November 2009, Delta Lloyd's entire issued ordinary share capital (and 92% of Delta Lloyd's voting rights) was owned by CGU International Holdings BV, a wholly owned subsidiary of Aviva.

•
Prior to the Offering, Aviva indirectly owns 96,488,795 Delta Lloyd ordinary shares, equivalent to 58.2% of Delta Lloyd's issued ordinary share capital (excluding treasury shares) and 53.9% of Delta Lloyd's voting rights.

About Aviva

•
Aviva plc ("Aviva") is a leading provider of life and pension products in Europe (including the UK) with substantial positions in other markets around the world, making it the world's sixth largest insurance group based on gross worldwide premiums at 31 December 2009.

•
Aviva's principal business activities are long-term savings, fund management and general insurance, with worldwide total sales** of £47.1 billion and funds under management of £402 billion at 31 December 2010.

These materials are not an offer of securities for sale, or solicitation of offers to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such an offer solicitation or sale is unlawful. The securities to which these materials relate have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") or the laws of any US state, and may not be offered or sold in the United States absent registration or an exemption from, or in a transaction not subject to, registration under the Securities Act, including pursuant to the private offering exemption provided by Section 4(2) of the Securities Act and outside the United States in reliance on Regulation S under the Securities Act. The information contained in this announcement is being disclosed in accordance with Rule 135c under the Securities Act.  There will be no public offering of the securities in the United States.

Cautionary statements:

This should be read in conjunction with the documents filed by Aviva plc (the "Company" or "Aviva") with the United States Securities and Exchange Commission ("SEC").

This announcement contains, and we may make verbal statements containing, "forward-looking statements" with respect to certain of Aviva's plans and current goals and expectations relating to future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks", "aims", "may", "could", "outlook", "estimates" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Aviva believes these factors include, but are not limited to: the impact of difficult conditions in the global capital markets and the economy generally; the impact of new government initiatives related to the financial crisis; defaults in the group's bond, mortgage and structured credit portfolios; the impact of volatility in the equity, capital and credit markets on the group's profitability and ability to access capital and credit; changes in general economic conditions, including foreign currency exchange rates, interest rates and other factors that could affect the group's profitability; risks associated with arrangements with third parties, including joint ventures; inability of reinsurers to meet obligations or unavailability of reinsurance coverage; a decline in the group's ratings with Standard & Poor's, Moody's, Fitch and A.M. Best; increased competition in the U.K. and in other countries where the group has significant operations; changes in assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments; a cyclical downturn of the insurance industry; changes in local political, regulatory and economic conditions, business risks and challenges which may impact demand for the group's products, the group's investment portfolio and credit quality of counterparties; the impact of actual experience differing from estimates on amortisation of deferred acquisition costs and acquired value of in-force business; the impact of recognising an impairment of the group's goodwill or intangibles with indefinite lives; changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities; the effect of various legal proceedings and regulatory investigations; the impact of operational risks; the loss of key personnel; the impact of catastrophic events on the group's results; changes in government regulations or tax laws in jurisdictions where we conduct business; funding risks associated with the group's pension schemes; the effect of undisclosed liabilities, integration issues and other risks associated with the group's acquisitions; and the timing impact and other uncertainties relating to acquisitions and disposals and relating to other future acquisitions, combinations or disposals within relevant industries.

For a more detailed description of these risks, uncertainties and other factors, please see Item 3, "Risk Factors", and Item 5, "Operating and Financial Review and Prospects" in Aviva's Annual Report on Form 20-F as filed with the SEC on 24 March 2011. Aviva undertakes no obligation to update the forward-looking statements in this announcement or any other forward-looking statements we may make. Forward-looking statements in this announcement are current only as of the date on which such statements are made.

-  ends -

* Based on an exchange rate as of 11 April 2011 of £0.88 / €1.

** Based on 2010 published life and pensions PVNBP on an MCEV basis, total investment sales and general insurance and health net written premiums, including share of associates' premiums.  Sales is a non-GAAP financial measure.  For a reconciliation to the comparable IFRS measure, see Aviva's Form 20-F for the year ended 31 December 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  12 April, 2011
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary